

June 11, 2012

Via E-mail
A. Greig Woodring
President and Chief Executive Officer
Reinsurance Group of America, Incorporated
1370 Timberlake Manor Parkway
Chesterfield, Missouri 63017

Re: **Reinsurance Group of America, Incorporated**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-11848

Dear Mr. Woodring:

We have reviewed your May 11, 2012 response to our April 30, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies
Recognition of Revenues and Related Expenses, page 87

1. Refer to your proposed disclosure in response to comment one. Please provide further breakdown by each minimum percentage guarantee interest rate. Please include your disclosure, including revisions we have requested, in the amendment to the Form 10-K for fiscal year 2011 as requested in comment two.

Note 11. Financial Condition and Net Income on a Statutory Basis - Significant Subsidiaries - (Unaudited), page 124

2. Refer to your response to our comment two. We do not agree with your position that the statutory figures can be labeled as "unaudited" under the context of AU 508. We have the following additional comments:
    - Explain why such figures are "preliminary".
    - Cite the specific guidance in ASC 944-505-50 that allows the use of "preliminary" and/or "unaudited" figures in complying with the required disclosure.
    - We have read your response to comment 2b, but continue to believe that the disclosure required by ASC 944-505-50-1 is required by GAAP. In this respect, please disclose the statutory capital and surplus necessary to satisfy regulatory requirements in each jurisdiction.
    - Refer to your response to comment 2c and your proposed disclosure included in your response to comment 2b. Please provide disclosure to clearly indicate if Timberlake did not meet the minimum statutory capital and surplus regulatory requirements. If Timberlake did meet the minimum statutory capital and surplus regulatory requirements, please clarify what was meant by your statement that Timberlake was the only entity not to comply with regulatory requirements in 2011.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant